EXHIBIT 99.2

Management's Discussion and Analysis

Information contained in this discussion is given as of April 25, 2006, unless otherwise indicated.

Unless otherwise noted, all amounts in this discussion are expressed in U.S. dollars.

Note: The financial results prior to June 30, 2005, as presented in this discussion, represent the consolidated results of Noranda Inc., which was renamed Falconbridge Limited after the amalgamation of Noranda Inc. and former Falconbridge Limited on June 30, 2005. Additional information on Falconbridge, including Falonbridge's Annual Information Form, is available on SEDAR at www.sedar.com

TABLE OF CONTENTS

Financial Summary	2
Financial Results	5
Summary of Quarterly Results	7
Corporate Developments	7
Review of Operations	8
Production Forecast	15
Labour Agreements	15
Development Projects Update	15
Exploration Update	17
Market Review	18
Selected Financial Information	20
Other	24
Shares Outstanding and Declared Dividends	24
Forward Looking Information	25

CORPORATE OVERVIEW

        Falconbridge Limited is a global integrated copper and nickel producer with investments in integrated zinc and aluminum assets. The Company employs approximately 14,500 people at its operations and offices in 18 countries and is listed on the Toronto Stock Exchange (FAL.LV) and the New York Stock Exchange (FAL).

        Falconbridge's goal is to deliver superior returns to shareholders by owning, developing and efficiently managing integrated copper and nickel operations and opportunistically investing in zinc, aluminum and other mining and metals processing activities. Falconbridge is focused on aggressively managing assets to maximize production, while minimizing invested capital.

REFERENCES AND FORWARD-LOOKING STATEMENTS

        The following discussion and analysis should be read in conjunction with the interim consolidated financial statements of Falconbridge Limited ("Falconbridge" or the "Company") for the three months ended March 31, 2006 and the related financial statements and notes of Falconbridge Limited for the year ended December 31, 2005. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Falconbridge's actual financial condition and results of operations could differ materially from those that may be contemplated by these forward-looking statements as a result of those risks, uncertainties and assumptions. For a detailed description of risks associated with forward-looking statements, please see "Forward Looking Information" on page 25 of this report.

FINANCIAL SUMMARY

        Falconbridge's consolidated net income totaled $462 million (basic earnings per share of $1.23 and diluted earnings per share of $1.21) for the first quarter of 2006. This compares with net income of $176 million (basic earnings per share of $0.58 and diluted earnings per share of $0.57) for the first quarter of 2005. Net income increased 163% and earnings per basic share increased 112% versus the same period last year.

Financial Impact of Merger of Noranda and the former Falconbridge

        Prior to the merger of Noranda and Falconbridge, Noranda had consolidated the results of operations and the financial position of former Falconbridge in its financial statements reflecting its ownership of 58.5% of the common shares. On May 5, 2005, Noranda increased its ownership in Falconbridge to 90.8%, and to 100% on June 30, 2005 through the issuance of approximately $2.5 billion in common shares. Upon completion of the merger, the combined entity was renamed Falconbridge Limited.

        The preliminary fair value of the 41.5% of the assets and liabilities acquired from former Falconbridge exceeds the book value by approximately $1.4 billion, which has been allocated to the acquired assets and liabilities at their respective preliminary fair values. Falconbridge has not yet finalized the allocation of the purchase price related to this acquisition and it will be refined as information relating to the valuation of the assets and liabilities is finalized.

Summary of Earnings, Earnings Per Share, Cashflow and Financial Position

	Three months ended
Results of operations (US$ millions, except per share data)	March 31, 2006	March 31, 2005
Revenues	2,858	1,894
Income generated by operating assets(1)	739	459
Net income	462	176
Net income per common share — basic	$1.23	$0.58
— diluted	$1.21	$0.57

Earnings Available to Common Shareholders (US$ millions, except per share information)	March 31, 2006	March 31, 2005
Net income	462	176
Deduct
Preferred share dividends	6	3

Income available to common shareholders — basic	456	173
Impact of convertible debentures	2	2

Income available to common shareholders — diluted	458	175
Basic weighted average number of shares — 000s	371,729	296,856
Diluted weighted average number of shares — 000s	378,694	304,815
Basic earnings per common share	$1.23	$0.58
Diluted earnings per common share	$1.21	$0.57

Cash flow (US$ millions)	March 31, 2006	March 31, 2005
Cash flow from operations	346	385
Capital Investments
Investment in growth projects	98	62
Sustaining capital expenditures	58	48

Total Capital Investments	156	110

Financial position — as at (US$ millions)	March 31, 2006	Dec. 31, 2005
Cash and cash equivalents	1,000	886
Operating capital assets	6,728	6,803
Development projects	1,794	1,707
Total assets	12,876	12,418
Long-term debt	2,534	2,598
Preferred share liabilities(2)	876	876
Shareholders' equity	5,474	5,031

(1)
Please see the detailed definition provided under Supplemental Performance Measures below.

(2)
Includes the current portion of $500 million of preferred share liabilities which will be redeemed on April 26, 2006, as previously announced.

Supplemental Performance Measures

        The Management Discussion and Analysis contains a number of measures that are not defined by generally accepted accounting principles ("GAAP"). The measures, as calculated by the Company, may not be comparable to similar measures presented by other issuers.

        Income generated from operating assets is defined as follows: net income before interest expense, net; corporate and general administration; research, development and exploration; minority interest in earnings of subsidiaries; gain, net of restructuring costs and other; and tax expense. Since this measure captures the Company's key revenues and operating expenses of assets currently in operation, income generated from operating assets is a key performance measurement that management uses to evaluate the performance of both individual assets and business units.

        Net-debt-to-capitalization ratio is calculated as follows:

(US$ millions)		March 31, 2006	Dec. 31, 2005
Long-term debt		2,534	2,598
Preferred share liabilities(1)		876	876
Debt due within one year(2)		353	353
Cash and cash equivalents		(1,000)	(886)

Net debt	(1)	2,763	2,941

Interests of other shareholders		56	54
Shareholders' equity		5,474	5,031

Stockholders' interests (equity)	(2)	5,530	5,085

Net debt plus capitalization	(3)=(1)+(2)	8,293	8,026

Net-debt-to-capitalization ratio	(1)/(3)	33.3%	36.6%

(1)
Includes the current portion of $500 million of preferred share liabilities which will be redeemed on April 26, 2006, as previously announced.

(2)
Excludes the current portion of $500 million of preferred share liabilities which will be redeemed on April 26, 2006, as previously announced.

        Management believes the presentation of this measure is relevant and useful for investors when assessing the Company's liquidity and its ability for growth and investment. This measure should not be considered an alternative to liquidity as determined under generally accepted accounting principles.

        Integrated cash cost or operating cash costs include all cash costs of operations and selling costs, net of processing credits and by-product credits, and are calculated below. Continuing costs incurred during shutdowns or strikes are excluded. Integrated cash costs are furnished to provide additional information about the cash generating capabilities of the Company's business units and operations. Since this measure captures the key costs of operations and the impact of our processing credits and the prices of our by-products, it is a key performance measurement that management uses to evaluate our costs and operations. Integrated cash cost is not intended to be considered as an alternative to determining "mining, processing and refining costs" as determined under GAAP.

	Copper		Nickel		Zinc		Aluminum(1)
	(Integrated)		(Mined)		(Mining)		(Integrated)
(US$ millions, except as noted)	Q1-06	Q1-05	Q1-06	Q1-05	Q1-06	Q1-05	Q1-06	Q1-05
Cost of operations, as reported	320	241	214	170	52	50	77	71
Non-mining costs	—	—	—	—	(20)	(24)	—	—
By-product and processing credits	(305)	(225)	(80)	(58)	(23)	(12)	(20)	(21)
Processing fee on sale of concentrates	48	26	—	—	35	28	—	—
Purchases of raw materials	—	—	—	—	—	—	32	28
Other operating and non-cash costs	5	39	11	21	6	8	4	3

Cash costs — net	68	81	145	133	50	50	93	81

Production — (000s lbs.)(2)	224,618	231,350	43,029	45,247	120,678	124,984	137,875	136,267
Integrated cash cost per pound — $	0.30	0.35	3.38	2.94	0.41	0.40	0.67	0.59

(1)
Represents Primary operations only: Aluminum segment cost of operations reported for Q1-06 totals $156 million (Q1-05 $139 million), which includes foil processing and other costs of $79 million (Q1-05 — $68 million).

(2)
Volumes as shown are based on production, except for Aluminum business which represents shipments of primary aluminum.

Integrated Operations

        As an integrated producer of metals, Falconbridge's operations include mines and metallurgical facilities which provide the Company with maximum flexibility in both minimizing costs and maximizing operating performance in processing its minerals. This integration also reduces the Company's exposure to treatment charge fluctuations and shipping rate volatility.

        When milling, smelting or refining capacity exceeds the Company's own mine production, Falconbridge acquires third-party minerals and concentrates to utilize this capacity and realizes incremental treatment revenues. These treatment revenues provide incremental income to the Company and absorb fixed costs at metallurgical sites, with custom milling, smelting and refining operations being conducted throughout the Company as capacity allows. Operations conducting custom feed processing of copper and nickel feeds are located in North and South America, and Norway. The flexibility of the processing facilities also enables the company to treat complex ores, concentrates and secondary feeds.

        The price paid to suppliers of the custom feed materials varies with the prevailing price of the metals being treated and as such, Falconbridge's exposure to increasing metals prices is primarily based upon its own mine production. The Company's continued focus on the identification and development of long-life, high-quality copper and nickel mining assets will continue to increase its leverage to copper and nickel while current metallurgical site infrastructure will minimize the investment required to bring new deposits into commercial production.

FINANCIAL RESULTS

        Revenues for the first quarter of 2006 were $2.9 billion, 51% higher than revenues of $1.9 billion in the same period of 2005. The increase was mainly due to higher realized metal prices and copper and nickel sales volumes, increased revenue contribution from by-product molybdenum credits and improved copper concentrate treatment and refining terms charged by Falconbridge copper smelters. Business unit revenues were 83% higher for copper, 9% higher for nickel, 67% higher for zinc and 14% higher for aluminum.

        Realized prices were as follows:

	First Quarter		Y-O-Y
Realized Metal Prices (US$/lb.)
	2006	2005	Change
Copper	2.29	1.54	49%
Nickel	6.84	7.03	(3%	)
Zinc	1.07	0.63	70%
Aluminum	1.13	0.92	23%
Lead	0.63	0.49	29%

        Operating expenses totaled $2.1 billion in the first quarter, compared to $1.4 billion in the same period last year, primarily due to the higher value of raw material feeds. Mining, processing and refining costs increased to $743 million from $595 million in the first quarter of 2005 due to higher levels of copper anode and copper cathode production, increased refined nickel production, higher energy and supplies/consumables costs, and the impact of a weaker U.S. dollar on operating costs at all Canadian and South American operations. The average value of the Canadian dollar increased 6% to US$0.87 from US$0.82 during the first quarter of 2005.

        The value of raw material feed purchases was $1,207 million, 67% higher than $722 million in 2005 due to higher metal prices and increased custom feed processing at the Nikkelverk nickel refinery and at all copper smelting and refining operations. Higher purchased raw materials values are recovered at the time of sale of the metals contained in the materials treated and are hedged at the time of purchase.

        Depreciation, amortization and accretion expense increased to $169 million from $118 million a year ago, with $30 million of the increase being attributable to the amortization of the fair value increment related to the purchase of the former Falconbridge minority shareholders' interest and the resulting increase in the book value of the assets acquired. Net interest expense increased to $32 million from $28 million in the first quarter of last year due to the impact of junior preferred share liabilities issued pursuant to the issuer bid completed in early May 2005. Minority interest in earnings of subsidiaries decreased to $2 million from $94 million largely as a result of the elimination of the former Falconbridge minority share ownership. Tax expenses recorded increased to $222 million from $124 million during the first quarter of 2005, due to the overall increase in profitability.

        Income generated by operating assets for the first quarter was $739 million, 61% higher than $459 million in the first quarter of 2005. Income generated by operating assets increased 112% to $489 million in the copper business, decreased 24% to $148 million in the nickel business, increased from $6 million to $64 million in the zinc business and increased 34% to $47 million in the aluminum business.

        Net income totaled $462 million, or $1.23 per basic common share and $1.21 per diluted common share, for the first quarter 2006, 163% higher than net income of $176 million or $0.58 per basic and $0.57 per diluted common share in the same period of 2005. Higher net income reflects higher realized metal prices and higher treatment and refining charges received at copper smelters and refineries.

Consolidated assets totaled $12.9 billion as at March 31, 2006, compared with $12.4 billion at the end of 2005. The increase is primarily due to the investment of additional capital in advancing brownfield and greenfield expansion development projects, higher working capital levels due to increasing metals prices and cash retained in the business generated by higher earnings.

SUMMARY OF QUARTERLY RESULTS

	Three months ended
	March 31,		December 31,		September 30,		June 30,
(US$ millions, except per share data)	2006	2005	2005	2004	2005	2004	2005	2004
Revenues	2,858	1,894	2,165	1,867	2,006	1,662	2,052	1,632
Net Income	462	176	280	143	214	118	202	108
Basic net income per share	$1.23	$0.58	$0.75	$0.47	$0.57	$0.39	$0.62	$0.35
Diluted net income per share	$1.21	$0.57	$0.74	$0.47	$0.56	$0.38	$0.61	$0.35

CORPORATE DEVELOPMENTS

Inco Offer

        On October 11, 2005, Inco Limited announced an offer to acquire all outstanding common shares of Falconbridge. The offer was comprised of part cash and part Inco common shares, which when pro-rated subject to the maximum amounts offered would provide Cdn$7.50 and 0.524 Inco shares for each Falconbridge common share. (At the market price of Inco's stock on April 24, 2006, the offer is valued at approximately Cdn$40.67 per Falconbridge common share). Both Boards of Directors unanimously endorsed the acquisition offer and the Falconbridge Board recommended the Company's shareholders tender their shares to the offer, which remains open for acceptance to June 30, 2006.

        The combined organization, which would be known as Inco Limited, would be one of the world's premier mining and metals companies. It would be the world's largest producer of nickel and eighth-largest producer of copper, and would also operate integrated zinc and aluminum businesses. The new company would have one of the mining industry's most attractive portfolios of low-cost, profitable growth projects and would benefit from estimated annual synergies of approximately $350 million — with this run rate beginning in mid-2008.

        Inco has obtained regulatory clearances from the Canadian Competition Bureau and it continues to proceed to meet all information and other requests from the U.S. Department of Justice and the E.U. competition authorities.

        Statements regarding the combination of Falconbridge and Inco are subject to various risks and assumptions. See "Forward-looking Information" on page 25.

Redemption of Junior Preference Shares

        On March 16, 2006, Falconbridge announced its plans to redeem a total of 20 million shares, or $500 million, of its outstanding Junior Preference Shares, on April 26, 2006, based upon shareholders of record on March 22, 2006. Falconbridge will utilize existing cash balances to fund the redemption.

        Statements regarding the financing activities of Falconbridge are subject to various risks and assumptions. See "Forward-looking Information".

REVIEW OF OPERATIONS

Copper Business Unit

	Q1 2006	Q1 2005	Y-O-Y Change
			(%)
Production: mined copper (MT)	104,800	106,900	(2%	)
refined copper (MT)	143,100	121,600	18%
mined zinc (MT)	37,600	47,600	(21%	)
refined zinc (MT)	37,300	38,000	(2%	)
Sales: contained copper (MT)	280,800	210,800	33%
contained zinc (MT)	41,500	56,100	(26%	)
Revenues ($ millions)	1,768	968	83%
Realized copper price ($/lb.)	2.29	1.54	49%
Mining, processing and refining costs ($ millions)	320	242	32%
Cash costs ($/lb. of copper)	0.30	0.35	(14%	)
Income from operating assets ($ millions)	489	231	112%

Revenues

        For the first quarter of 2006, copper business revenues increased 83% to $1,768 million from $968 million in the first quarter of 2005, reflecting higher realized copper and zinc prices and higher copper sales volumes. Copper sales volumes totaled 280,800 tonnes, up 30% from the same quarter in 2005, as output from all copper smelters and refineries increased during the quarter. Sales of by-product zinc volumes totaled 41,500 tonnes versus 56,100 tonnes during the first quarter of 2005. The majority of the zinc sales decrease was attributable to lower production at Antamina that resulted from lower zinc grades that were mined.

        During the quarter, copper revenues were higher as the realized copper price of $2.29/lb. increased 49% compared to $1.54/lb. realized in the same period in 2005. Also contributing to copper business revenues was significantly higher zinc prices, as well as increased sales of by-product molybdenum concentrate from the Antamina and Collahuasi mines.

Costs

        Total operating expenses for the copper business increased to $1,279 million from $737 million in the first quarter of 2005. Mining, processing and refining costs increased to $320 million from $242 million in the same period last year as a result of the impact of a weaker U.S. dollar, higher energy and supply costs, and increased smelter and refinery output. The value of purchased raw material feeds increased to $871 million from $440 million in the first quarter of 2005 due to the significant rise in copper prices and the increased production and sales from the copper smelters and refineries. Depreciation increased to $88 million from $55 million due to the amortization of the fair value increment related to the acquisition of the former Falconbridge and due to increased copper sales volumes from Kidd Creek. The operating cash cost of producing a pound of copper in the first quarter of 2006 decreased to $0.30/lb. from $0.35/lb. in the first quarter of 2005 due to higher credits from by-product sales and improved smelting and refining charge revenues.

Income generated from operating assets

        Operating income for the copper business in the first quarter of 2006 increased 112% to $489 million from $231 million a year ago as a result of significantly higher revenues that were somewhat offset by higher costs. Operating income also benefited from higher treatment and refining charges and increased throughput at all three copper smelters and both copper refineries. Partially offsetting the stronger revenues were increased costs resulting from the impact of a weaker U.S. dollar on operating costs and higher energy and supply costs.

Production

        During the first quarter of 2006, copper mine production from Canadian and South American operations totaled 104,800 tonnes, compared to 106,900 tonnes a year ago. Lower copper production at Collahuasi was partially offset by higher production from Antamina and Kidd Creek. By-product zinc-in-concentrate production was 21% lower at 37,600 tonnes versus 47,600 tonnes in the first quarter of 2005. Lower by-product zinc mine production recorded at Antamina was partially offset by higher zinc concentrate production at Kidd Creek.

        At Antamina, copper-in-concentrate production was 34,200 tonnes, an increase of 10% from the same quarter in 2005 due to richer copper grades (1.47% vs. 1.41%) resulting from a change in the ore type mix. Partially offsetting higher copper output at Antamina was lower zinc grades and production due to the intrinsic variability for such complex skarn deposits.

        Copper production at the Lomas Bayas mine was 15,600 tonnes, down 4% from the same quarter last year, mainly due to adverse weather conditions.

        Kidd Creek mined copper production was 23% higher at 13,800 tonnes due to higher copper head grades and mill throughput.

        At the Collahuasi mine, the Company's share of production totaled 41,200 tonnes versus 48,400 tonnes in the same quarter a year ago. Production was lower primarily due to lower head grades (1.09% vs. 1.25%) and lower mill throughput associated mostly with material handling problems at the primary crusher and conveyor system and due to an electrical failure of the motor in one of the SAG mills. The 10-day outage of the affected mill occurred in late March.

        At the Altonorte smelter, copper anode production of 66,000 tonnes was 14% higher than the same period last year due to improved operations. As well, in 2005 the Altonorte smelter had a scheduled shutdown which reduced production.

        Refined copper production was 143,100 tonnes in the first quarter of 2006 versus 121,600 tonnes in the first quarter of 2005. Kidd Creek refinery production was up 7% to 33,700 tonnes due to higher mine production and increased custom feed processing. The CCR refinery cathode production increased to 87,200 tonnes during the first quarter from 67,000 tonnes in the same quarter a year ago, as a result of higher anode production at the Horne smelter and increased processing of Inco sourced copper anodes.

Nickel Business Unit

	Q1 2006	Q1 2005	Y-O-Y Change
			(%)
Production: mined nickel (MT)	19,500	20,500	(5%	)
refined nickel (MT)	28,400	27,900	2%
mined copper (MT)	8,900	8,600	3%
Sales: contained nickel (MT)	29,600	27,800	6%
contained copper (MT)	13,200	15,500	(15%	)
Revenues ($ millions)	581	535	9%
Realized nickel price ($/lb.)	6.84	7.03	(3%	)
Realized ferronickel price ($/lb.)	6.63	6.70	(1%	)
Mining, processing and refining costs ($ millions)	214	170	26%
Cash costs ($/lb. of nickel) — INO	2.60	2.51	4%
Cash costs ($/lb. of nickel) — Falcondo	4.82	3.88	24%
Cash costs ($/lb. of nickel) — NBU	3.38	2.94	15%
Income from operating assets ($ millions)	148	194	(24%	)

Revenues

        For the first quarter of 2006, nickel business revenues of $581 million increased from $535 million in the first quarter of 2005. Nickel sales volumes increased 6% to 29,600 tonnes from 27,800 tonnes in the first quarter of 2005. By-product copper sales volumes of 13,200 tonnes decreased 15% from 15,500 tonnes a year earlier.

        Integrated Nickel Operations (INO) sales volumes of refined nickel in the quarter were essentially unchanged at 21,400 tonnes. At Falcondo, ferronickel sales volumes increased by 26% to 8,200 tonnes from 6,500 tonnes in the first quarter of 2005, which reflects the depletion of the inventory build-up that resulted from stainless steel market destocking in the second half of 2005. Cobalt sales of 1,100 tonnes in the quarter increased 22% from the same quarter in 2005. Precious metals revenues increased by $14 million in the first quarter of 2006 compared to the same period in 2005.

        Realized nickel prices of $6.84/lb. decreased by 3% in the quarter compared with $7.03/lb. in the corresponding period in 2005. Realized ferronickel prices of $6.63/lb. decreased by 1% from $6.70/lb. in the first quarter of 2005. Realized cobalt prices of $12.41/lb. decreased by 29% in the quarter, compared with $17.44/lb. in the same period in 2005.

Costs

        Total operating expenses increased to $433 million from $341 million in the first quarter of 2005. Mining, processing and refining costs increased to $214 million from $170 million in the same period last year largely due to the exchange rate impact on operating costs at Canadian operations, increases in energy prices and increased sales volumes. The value of purchased raw material feeds increased to $166 million from $142 million in the first quarter of 2005 due to increased purchased material volumes and higher payable copper prices. The operating cash cost per pound of mined nickel for all of Falconbridge (including INO and Falcondo) was $3.38 in the first quarter of 2006 compared with $2.94 for the same period in 2005. The operating cash cost of producing a pound of nickel from INO mines, was $2.60. The $0.09/lb., or 4%, increase from 2005 costs was the result of the stronger Canadian dollar on operating costs at Canadian operations, higher energy costs, and lower ore grades. These higher costs offset the impact of increased by-product credits that resulted from higher by-product metal prices.

        At Falcondo, operating cash cost per pound of ferronickel was $4.82 in 2006 compared with $3.88 in 2005. The increase in costs was largely due to the increase in the oil price, as average oil costs rose from $38.83 per barrel in 2005 to $52.15 per barrel in 2006. Oil is the source of fuel for the electricity plant operated on site and represented 71% of total operating costs at Falcondo during the first quarter of 2006.

Income generated by operating assets

        First quarter operating income for the nickel business totaled $148 million, compared to $194 million in the first quarter of 2005. The $46 million decrease was mainly due to the impact of higher costs of operations, including higher energy costs and the higher value of purchased raw materials. Depreciation charges increased due to the amortization of the fair value increment associated with the merger with Noranda. Higher costs offset the beneficial impact of slightly higher sales volumes during the quarter versus the same period a year ago.

Production

        Total refined nickel production increased 2% to 28,400 tonnes during the quarter versus 27,900 tonnes during the same period in 2005. Total mined nickel production was 1,000 tonnes lower at 19,500 tonnes.

        Sudbury mines production was 4,500 tonnes of nickel and 6,200 tonnes of copper during the first quarter of 2006, compared with 6,100 tonnes of nickel and 6,000 tonnes of copper in the first quarter of 2005. Sudbury mined nickel production was lower due to challenging ground conditions at the Thayer Lindsley mine and lower nickel ore grades. At Raglan, nickel-in-concentrate production in the quarter was 5,300 tonnes and copper production was 1,300 tonnes, compared with 6,000 tonnes of nickel and 1,500 tonnes of copper in 2005. The decrease in Raglan production was due to the impact of lower ore grades. The Montcalm mine produced 2,800 tonnes of nickel and 1,400 tonnes of copper compared to 2,000 tonnes and 1,100 tonnes of nickel and copper respectively in 2005. The increases in production at Montcalm were due to increases in tonnes mined and improved ore grades.

        At the Sudbury smelter, nickel-in-matte production in the first quarter of 2006 decreased to 15,800 tonnes from 17,400 tonnes in the same period of 2005, as a result of the treatment of lower concentrate tonnages (due to reduced mine feeds) with lower feed grades.

        At the Nikkelverk refinery, nickel production during the quarter was 21,500 tonnes in the first quarter of 2006, essentially unchanged from the same period in 2005.

        The Falcondo ferronickel refinery produced 6,900 tonnes of nickel in ferronickel, compared with 6,500 tonnes in the first quarter of 2005.

Other Developments

        A two-week Sudbury smelter shutdown is planned in May 2006 as part of the Company's ongoing preventative maintenance program.

Zinc Business Unit

	Q1 2006	Q1 2005	Y-O-Y Change
			(%)
Production: mined zinc (MT)	64,800	67,100	(3%	)
refined zinc (MT)(1)	15,400	16,700	(8%	)
mined lead (MT)	19,000	18,900	1%
refined lead (MT)	22,400	21,600	4%
Sales: contained zinc (MT)(2)	68,400	94,800	(28%	)
contained lead (MT)	29,700	26,500	12%
Revenues ($ millions)	199	119	67%
Realized zinc price ($/lb.)	1.07	0.63	70%
Mining, processing and refining costs ($ millions)	52	50	4%
Cash costs ($/lb. of zinc)	0.41	0.40	3%
Income from operating assets ($ millions)	64	6

(1)
25% of the Noranda Income Fund CEZ refinery zinc production

(2)
Brunswick mine concentrate contained zinc and third party purchased concentrate sales to Noranda Income Fund

Revenues

        Zinc business revenues increased to $199 million, an increase of 67% compared to the $119 million recorded during the first quarter of 2005. The increased revenue was due to higher prices realized for zinc and other by-products. The average realized price per pound of zinc during the first quarter was $1.07/lb., an increase of 70% compared to $0.63/lb. in the same period last year. The average realized price per pound of refined lead during the first quarter was $0.63/lb., versus $0.49/lb. in the same period last year. Silver LME prices increased to $9.69 per ounce from $6.97 per ounce in the same quarter a year ago.

        In the first quarter of 2006, sales volumes of zinc-in-concentrates decreased 28% to 68,400 tonnes from 94,800 tonnes in the first quarter of 2005. Lower zinc sales volumes reflect the build-up of inventory to be shipped to the Noranda Income Fund in the second quarter and the timing of vessel shipments and arrivals. First quarter 2006 lead metal sales increased to 29,700 tonnes from 26,500 tonnes in the same period a year ago.

Costs

        Mining, processing and refining costs increased to $52 million from $50 million in the same period last year, while the value of purchased raw materials increased to $76 million from $54 million in the first quarter of 2005. The value of raw material feeds increased along with the rise in zinc and lead prices. The operating cash cost per pound of mined zinc increased to $0.41 in the first quarter of 2006 from $0.40 for the same period in 2005 due to a stronger Canadian dollar and lower production at the Brunswick Mine, partially offset by the benefits from higher by-product copper and silver prices.

Income generated by operating assets

        The first quarter 2006 operating income of the zinc business was $64 million, compared with $6 million for the first quarter of 2005. The $58 million improvement resulted primarily from the higher metal prices.

Production

        Contained zinc production was 64,800 tonnes in the first quarter of 2006, compared to 67,100 tonnes in the same period in 2005. The decrease in production is primarily attributable to lower ore head grades and the residual effects of a rock burst which occurred at the Brunswick Mine in November, 2005. Falconbridge's share of refined zinc production at the Noranda Income Fund CEZ Refinery totaled 15,400 tonnes, versus 16,700 tonnes during the first quarter of 2005. By-product copper-in-concentrate production at the Brunswick mine increased to 2,200 tonnes from 1,300 tonnes during the first quarter of 2005, primarily due to a higher copper grade and improved recoveries in 2006.

        Lead metal production at the Brunswick smelter was 22,400 tonnes in the first quarter of 2006 compared to 21,600 tonnes in the same period in 2005, due to an unplanned maintenance shutdown during first quarter 2005 which resulted in lower production.

Aluminum Business Unit

	Q1 2006	Q1 2005	Y-O-Y Change
			(%)
Production: primary (MT)	62,300	61,400	1%
Sales: primary (MT)	56,400	56,600	—
Shipments: fabricated (MT)	46,400	45,600	2%
Revenues ($ millions)	310	271	14%
Realized aluminum price ($/lb.)	1.13	0.92	23%
Mining, processing and refining costs ($ millions)	156	139	12%
Cash costs ($/lb. of aluminum)	0.67	0.59	14%
Income from operating assets ($ millions)	47	35	34%

Revenues

        Aluminum business revenues increased to $310 million, 14% higher than the $271 million recorded during the first quarter of 2005. Third-party sales of primary aluminum were essentially the same at 56,400 tonnes, compared to the first quarter of 2005. First quarter rolled products sales volumes also increased by 2% to 46,400 tonnes compared to 45,600 tonnes the same period a year ago. The realized primary aluminum price increased 23% to $1.13/lb. versus $0.92/lb. in the same period in 2005.

Costs

        Aluminum business operating expenses increased 11% to $263 million compared to $236 million during the first quarter of 2005. Mining, processing and refining costs increased to $156 million from $139 million in the same period last year. Operating costs were impacted by significantly higher natural gas costs at the Gramercy alumina refinery and at the rolling mills, along with increased electrical energy costs at the New Madrid smelter. The increased electrical energy costs came into effect under the new fifteen-year electricity supply contract. These rates compare very favourably with electricity costs incurred by other U.S. aluminium producers. The value of purchased raw materials increased to $94 million in the first quarter 2006 compared to $85 million the same period last year, due to increased aluminum prices.

        The operating cash cost per pound of primary aluminum metal production was $0.67/lb. in the first quarter of 2006, an increase from $0.59/lb. for the same period in 2005. Higher electrical energy and natural gas costs were the major contributors to the higher unit costs. The cost per pound at the rolled products division was 7% higher in the first quarter of 2006, compared with the same period in 2005, resulting from higher natural gas and purchased aluminum metal costs.

Income generated by operating assets

        First quarter 2006 operating income for the aluminum business was $47 million compared with $35 million for the first quarter of 2005. The $12 million increase was mainly due to the higher realized aluminum price, partly offset by higher power and natural gas costs.

Production

        In the first quarter of 2006, primary aluminum production was higher at 62,300 tonnes, compared to 61,400 tonnes in the same period in 2005. For the rolled products operations, shipments were higher at 46,400 tonnes compared with 45,600 tonnes for the first quarter of 2005.

Other Developments

        At the Huntingdon rolling mill, the installation and ramp-up of a new hot aluminum caster was completed, two months ahead of schedule. With additional annualized capacity of 33 million pounds, the new caster was running at capacity levels by the end of the first quarter, allowing the rolled products division to take advantage of exceptionally strong end-use markets for aluminum sheet and foil in North America.

Production Forecast

Production		2006 Forecast (tonnes)	2005 Actual (tonnes)
Copper:	Mined Refined	475,000 635,000	462,000 544,000
Nickel:	Mined Refined	82,000 115,000	80,000 114,000
Zinc:	Mined Refined(1)	460,000 210,000	454,000 182,000
Aluminum:	Primary Fabricated	250,000 195,000	246,000 178,000

(1)
Includes 100% of Kidd Creek refinery production and 25% of the Noranda Income Fund CEZ Refinery production

Labour Agreements

        During the quarter, labour agreements were renewed at the Falcondo ferronickel operation in the Dominican Republic, the Horne smelter in Rouyn, Quebec and with supervisory and administrative personnel at the St. Ann bauxite mine in Jamaica. Negotiations at the Brunswick Mine, Brunswick Smelter and Bulk Handling Operations in New Brunswick, as well as at General Smelting in Quebec, are ongoing.

        In the second quarter of 2006, the following collective agreements are up for renewal:

  •
  Raglan Mine (Quebec) — April 30

  •
  Lomas Bayas (Chile) — April 30

  •
  Nikkelverk (Norway) — May 31

DEVELOPMENT PROJECTS UPDATE

Copper Projects

Collahuasi, Chile

        The completion of the mill expansion and transfer of mining operations to the Rosario pit was completed in 2005 and since start-up the operating experience has demonstrated the potential to increase the throughput of Collahuasi from the initial design capacity of 110,000 tonnes per day to over 150,000 tonnes per day. The focus of the management team is on the continued optimization of the current facilities through a series of debottlenecking initiatives which will allow for increased production.

        Further expansion is also being assessed due to the existing large and growing resource base. Although the current resource base could support further expansion on its own, exploration efforts have also identified a new high grade zone (named "Rosario West"), which is approximately 250 metres south of the Rosario pit. In addition, other geological anomalies have also been identified which could further increase the size of the Rosario West resource, currently estimated to be in excess of 250 million tonnes of 1.5% copper. The strategy is to further define the potential of this new resource which, given its size and high copper grades, could provide the most profitable ore to support a further expansion in copper production.

Antamina, Peru

        Adding additional grinding capacity is being assessed with the potential installation of a pebble crushing circuit which would assist in the crushing of ores and increase the overall throughput and production of metal in concentrate. Engineering is currently being completed with a decision to implement expected in 2006.

Lomas Bayas Expansion, Chile

        As part of the Company's review of the Fortuna de Cobre deposit, the development of the exploration tunnel began in March 2005 and is now complete. Construction of the pilot plant was completed in August 2005 and pilot testing is expected to be completed in August 2006. The results of conceptual studies to optimize the development of Fortuna and integration with Lomas are being assessed. A decision on which alternative to pursue will be made later in 2006.

Kidd Mine D Project, Canada

        Work on the shaft bottom and lateral development was completed in the first quarter of 2006. Production from block three is expected to begin in the third quarter of 2006, with project completion expected by the end of 2006.

El Pachón, Argentina

        Located in Argentina and situated less than five kilometres from the Chilean border and the Las Pelambres copper mine, El Pachón is a larger copper deposit with measured and indicated resources of 724 million tonnes of copper grading 0.65%. In 2006, work will progress in road re-opening, environmental baseline data collection, and progression of the project towards the feasibility gate. The study has been initiated and selection of an engineering firm is targeted for the beginning of May 2006.

El Morro, Chile

        The El Morro deposit is a large copper porphyry with high gold co-product credits with inferred resources of 466 million tonnes 0.61% copper and 0.50 g/t gold. In April 2006, Falconbridge will complete a 30,000-metre drilling program (delineation, in-fill and metallurgical drilling) required to support the work plan to achieve the feasibility stage. Samples for metallurgical test work are being collected and laboratory work has started.

Nickel Projects

Raglan Mine Optimization, Canada

        With the first phase complete, focus has shifted to developing the phase II scope. The second phase of Raglan's optimization will focus on utilizing increased mill capacity by expanding site infrastructure and ore production to allow for the mining, milling and processing of 1.3 million tonnes of ore annually, resulting in approximately 30,500 tonnes of annual contained nickel production. Scoping study work has been initiated. This phase is targeted to be completed in early 2008.

Nickel Rim, Canada

        Vent shaft sinking, which began in February 2005, is now at 1,307 metres and is ahead of schedule. Main shaft sinking began in April 2005 and is now at 672 metres. This project is expected to be completed in 2009, with production starting in 2009.

Koniambo, New Caledonia

        Falconbridge continued to advance the Koniambo ferronickel project in New Caledonia, a joint venture between Falconbridge and SMSP. The current focus is on the advancement of detailed engineering and on early construction activities with a focus on site preparation. Discussions continue with government authorities to refine the necessary operating and construction permits. Koniambo Nickel will produce 60,000 tonnes of nickel with start-up expected in 2009/2010.

Kabanga, Tanzania

        The Kabanga deposit is a joint venture between Falconbridge and Barrick Gold in Tanzania. The scoping study drilling program and engineering studies are now complete and the scoping study documentation was delivered at the end of the first quarter of 2006. The companies continued to upgrade the resource to measured and indicated categories to support the work plan and diamond drilling is ongoing with seven drills in the ground to define and expand the resource. In addition, systematic exploration of the under-explored Kabanga licence have been initiated and select regional targets are being evaluated.

Zinc Projects

Lennard Shelf, Australia

        Falconbridge's Board of Directors has approved the restart of the Lennard Shelf mining operations in Australia, in which the Company has a 50% earn-in right. The other 50% is held by Teck Cominco. The operations are presently under care and maintenance. The mine is expected to produce 70,000 to 80,000 tonnes of zinc per year, on a 100%-basis, for four to five years. The estimated capital cost of the restart is A$23 million on a 100% basis, with an additional A$5 million in pre-production costs. First concentrate production is planned for early 2007.

EXPLORATION UPDATE

Brazil

        During the quarter, Falconbridge announced a preliminary inferred resource estimate for two new significant nickel deposits on its Araguaia Nickel Laterite properties in the Para State of northern Brazil. An extensive exploration program on these promising properties is being conducted and diamond drilling continues with six diamond drills. Two deposits are being delineated on the project, the largest at this point being the Serra do Tapa deposit. The second deposit, Vale dos Sonhos, is located 10 kilometres to the southeast.

        Of the holes drilled at the deposits to date, 350 contain mineralized intercepts with grades greater than 1% nickel and 186 were below cut-off. Work is in progress to establish a protocol for completing sampling for initial metallurgical test work that will be used to support an economic scoping study. In addition, drilling continues to delineate extensions of the known resources. This work will continue through 2006. Background information with respect to the project can be obtained by referring to the previous press release dated, September 6, 2005.

MARKET REVIEW

Copper

        The LME cash copper prices ranged from a low of $2.06/lb. to a high of $2.51/lb. and averaged $2.24/lb. during the first quarter of 2006, up from an average of $1.95/lb. during the fourth quarter of 2005. LME stocks rose 28,450 tonnes during the first quarter to 120,675 tonnes. The deliveries made into exchange warehouses, primarily driven by the Chinese SRB short covering, failed to put any downward pressure on the copper price.

        While North American cathode demand remained solid during the quarter, high volumes of Chilean imports in December and January negatively impacted spot selling opportunities and premiums. Cathode fundamentals improved considerably in March with consumer order books now full until the third quarter. Critically low exchange stocks continue to riddle the market, particularly in Europe where consumers are relying on the spot market for 20% of their 2006 requirements. U.S spot copper metal premiums dipped to $0.035/lb. early in the quarter, but rebounded to the $0.0575-$0.060/lb. level by quarter end. Meanwhile, European premiums have risen to $150-180/mt due to extremely low inventories.

        The global supply of copper concentrate has been adversely affected in the first quarter relative to 2005. In 2006, approximately 250kt of copper in concentrate has been lost so far due to supply disruptions as a result of labor disputes, equipment failures and shortages as well as lower grades and mining rates. Presently, spot treatment and refining terms have weakened and are expected to decline below benchmark terms as growth in smelting capacity, particularly in China and India, competes for diminishing availability of concentrates.

        China continues to grow as one of the largest consumers of copper and remains heavily dependent on imports. The ongoing expansion of the Chinese domestic smelting and refining industry, combined with favourable terms for scrap and concentrate, reduced the rate of import growth of refined copper to 1.8% year over year in 2005, but increased scrap and concentrate imports by 22% and 40% respectively.

        The copper market remains very vulnerable to supply disruptions, rising capital and operating costs as well as labor/material shortages that may hinder the pace of mine development. Currently, a global market deficit of 118,000 tonnes is forecast for 2006. Higher copper prices are expected to persist as positive fundamentals and fund involvement provide a favorable market environment.

Nickel

        The LME cash nickel price ranged from a low of $6.13/lb. to a high of $6.96/lb. and averaged $6.72/lb. during the first quarter of 2006. This compares against an average of $6.96/lb. during the first quarter of 2005. The average price increased $0.98/lb. from the previous quarter as positive stainless steel fundamentals resurfaced and fund buying continued to be price supportive. Reflecting the turnaround in stainless steel markets, LME stocks have reversed trend and finished the quarter at 32,100 tonnes down 3,942 tonnes from the end of the fourth quarter of 2005.

        As anticipated, the major change is the strong rebound in the stainless steel market from the destocking period which commenced May 2005. This is reflected in the steady rise in stainless steel transactional prices as well as increased order books. In addition, scrap supplies have tightened and are lagging the increase in production levels. China has become a global competitor for stainless steel scrap and is diverting material away from traditional markets. The stainless steel market is expected to grow by 5.9% and the scrap ratio to drop by 0.5% this year. The non-stainless market continues to power along supported by strong demand conditions in the high nickel alloy, plating and battery sectors across all geographical areas.

        Nickel supply is forecast to increase 6.1% in 2006, up from 2.3% in 2005 due mostly to new supply coming on stream from Voisey's Bay, Aneka Tambang and Jinchuan. The market still remains susceptible to supply disruptions as a result of pushing capacity utilization rates. Healthy demand is expected across all geographic regions and all market sectors, boosted by the stainless steel scrap tightness. Consequently, in 2006, the nickel market is forecast to be in deficit by 12,000 tonnes. The combination of synchronized world economic growth, constrained supply both on the primary and secondary side and the constant flow of new investment money into commodities bodes well for the near-term nickel market prospects.

Zinc

        LME prices rose sharply in the first quarter, as the outlook for a substantial 2006 supply deficit supported continued buying from commodity investment funds. Zinc LME cash prices increased 40% over the quarter to $1.22/lb. by the end of March. The average for the quarter was $1.02/lb versus $0.60/lb. in the same quarter in 2005. LME stocks dropped 112,950 tonnes during the quarter to 280,600 tonnes. Stocks have dropped 290,000 tonnes year-on-year as of the end of March.

        Global zinc mine supply continues to fall short of smelting capacity, thereby constraining refined zinc metal output. Refined production, which increased by 0.6% in 2005, is forecast to increase by 5% in 2006 as mines push maximize production in response to high price levels. Metal consumption, which grew by 2.7% in 2005, is forecast to grow by over 4% this year and next on strong industrial growth in China combined with a recovery in steel demand in the USA, Europe and Japan. With supply struggling to catch up to consumption, a zinc metal deficit of more than 400,000 tonnes is expected for 2006.

        Zinc concentrate benchmark treatment charge terms for 2006 were reduced by $64/dry tonne compared to 2005 levels. The benchmark was set at $128/dry tonne at a $1400/tonne zinc price basis compared to a $1000/tonne price basis in previous years. Spot treatment charges are well below benchmark, reflecting the global tightness in concentrate supply. Zinc metal premiums in the United States strengthened from $0.05/lb. to $0.08/lb. at the end of the quarter as galvanized steel inventories declined and demand improved.

Aluminum

        The LME aluminum cash price averaged $1.07/lb. during the first quarter, up $0.18/lb from the fourth quarter and up $0.21/lb from the same period a year ago. Regional delivery premiums rose half a cent during the quarter to $0.056/lb. as of March 31, 2006 versus $0.051 at the end of December 2005.

        LME aluminum warehouse stock levels rose by 134,400 tonnes during the period to 779,200 tonnes at the end of March 2006, but have since declined to around 745,000 tonnes at mid-April. International Aluminum Institute tracked stocks and COMEX warehouse stocks decreased by approximately 62,000 tonnes during the period.

        Energy costs continue to put pressure on primary aluminum smelters with approximately 350,000 tonnes of annual production recently shutdown in Europe and the U.S. as a direct result of the smelter's inability to source economical power. Additional capacity is at risk of closure as old power contracts, favorable to the smelter, near the end of their term and cannot be replaced with similar terms. The pressure brought on by escalating power costs should continue to support to the price of aluminum.

SELECTED FINANCIAL INFORMATION

Liquidity and Capital Initiatives

        Falconbridge maintains long-term credit arrangements and relationships with a variety of financial institutions and investors in order to facilitate its ongoing access to domestic and international financial markets to meet its funding needs. Falconbridge's future financial requirements related to debt maturities, operating costs, the projects currently under development and other capital investments will be funded primarily from a combination of existing cash balances, committed bank lines, operating cash flows, project financing and new long- and short-term borrowings.

        The Company's committed bank facilities, which expire in 2010, total $780 million. At March 31, 2006, these lines were essentially undrawn.

        Cash generated from operations, before the net change in accounts receivables, payables and inventories, was $668 million during the first quarter of 2006. Non-cash working capital increased by $322 million during the quarter due to higher accounts receivable and inventory values resulting from higher metal prices. Total liquidity remains strong, with approximately $1.8 billion of cash and undrawn lines at March 31, 2006. Long-term debt was $2.5 billion at quarter end excluding preferred share liabilities. Falconbridge's net-debt-to-capitalization ratio stood at 33.3% at the end of the quarter, a reduction of 300 basis points since the end of 2005.

        On March 16, 2006, Falconbridge announced its plans to redeem a total of 20 million shares, or $500 million, of its outstanding Junior Preference Shares, on April 26, 2006, based upon shareholders of record on March 22, 2006. Falconbridge has benefited from high earnings and cashflow generation and will utilize existing cash balances to fund the redemption.

        Investments in new production capacity such as the Nickel Rim South and Koniambo nickel projects totaled $98 million during the first quarter. For 2006, the Company's projected capital investments are approximately $315 million for sustaining capital expenditures and other smaller projects and approximately $435 million in new copper and nickel investments. The major components of the capital investment program are shown in the following table:

Metal	Growth Project	Current 2006F	2005
Copper	Copper development projects (El Morro, El Pachon, Lomas Bayas)	$50	$4
	Kidd Creek Mine extension	$90	$114
Nickel	Koniambo	$180	$96
	Nickel Rim South	$85	$74
	Nickel development projects (Kabanga, Raglan)	$30	$61
Sustaining capital and other		$315	$388

Total capital investments		$750	$737

(F=Forecast)

Significant Future Obligations

        Significant future obligations of Falconbridge and its partially-owned subsidiaries, excluding employee future benefit obligations, are summarized as follows:

(US$ millions)	Total Q1, 2006	Apr. — Dec. 2006	2007	2008	2009	2010	Thereafter
Convertible Debentures and Other Loans	148	8	112	23	—	5	—
Senior Debentures	2,343	250	—	150	—	—	1,943
Preferred Share Liabilities(1)(2)	876	500	—	126	—	100	150

	3,367	758	112	299	—	105	2,093
Debt of Partially-Owned	380	63	85	70	59	51	52
Capital Leases	16	1	5	1	1	1	7
Operating Leases and Purchase Commitment	205	136	18	13	9	8	21

Total	3,968	958	220	383	69	165	2,173

(1)
May be redeemed for common shares

(2)
$500 million of accelerated maturity due to announced redemption on April 26, 2006.

Off-Balance-Sheet Arrangements

        Falconbridge does not have any unconsolidated affiliates. The Company does not enter into material off-balance-sheet arrangements with special purpose entities in the normal course of business. Its only significant off-balance-sheet arrangements are the Canadian dollar expenditure hedges discussed under the "Financial Instruments and other Instruments" section of this document.

Revenue Recognition

        Revenues from the sale of base metals, aluminum and fabricated products and from by-product materials are recorded at the time of sale, when the rights and obligations of ownership pass to the buyer.

        Under the terms of concentrate sales contracts with third parties, final prices for metals in the concentrate are set based on the prevailing spot metal prices on a specified future date based on the date that the concentrate is delivered. The Company records revenues under these contracts based on the forward prices at the time of the sale and the revenues are adjusted at each subsequent balance sheet date to the then current forward prices. Price changes for shipments which at year end are awaiting final pricing could have a material effect on future revenues. As at March 31, 2006, there was $485 million in revenues that was awaiting final pricing.

Transactions with Related Parties

        Related party transactions for the first quarter of 2006 and 2005 are summarized as follows:

Quarter ended March 31, 2006 (US$ millions):

Related Party	Description	Revenue	Product Revenue	Service Purchases	Receivables	Payables
Noranda Income Fund	Processing & administration agreement	121	16	—	72	—
Noranda Income Fund	Trading activity	—	1	10	1	12
Antamina	Trading activity	—	—	80	—	68
Gramercy	Trading Activity	—	—	34	—	11
Collahuasi	Trading Activity	—	—	37	—	22

Quarter ended March 31, 2005 (US$ millions):

Related Party	Description	Revenue	Product Revenue	Service Purchases	Receivables	Payables
Noranda Income Fund	Processing & administration agreement	53	15	—	36	—
Noranda Income Fund	Trading activity	—	1	7	1	7
Antamina	Trading activity	—	—	50	—	39
Gramercy	Trading activity	—	—	30	—	5
Other Affiliates	Power supply contract	—	—	31	—	—
Collahuasi	Trading activity	—	—	19	—	20

Financial Instruments and Other Instruments

        Falconbridge uses financial and other instruments in the following instances:

Foreign Currency Exposure

        Falconbridge uses forward foreign exchange and option contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures. Falconbridge may hedge up to 50% of its current year Canadian dollar operating cost for the next two years and 25% of the subsequent three years. As at March 31, 2006, there were no significant outstanding foreign exchange contracts to hedge Canadian denominated costs.

        Falconbridge may enter into options, futures and forward contracts for the purchase or sale of currencies not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur.

Commodity Price Exposure

        Generally, Falconbridge does not hedge the price it realizes on the sale of its own production and accepts realizations based on market prices prevailing around the time of delivery of metals to customers. Under certain circumstances, Falconbridge enters into futures and option contracts to hedge the effect of price changes on a portion of the raw materials it purchases on a custom processing or resale basis. Gains and losses on these contracts are reported as a component of the related transactions. Designated contracts meeting the definition for hedge accounting under GAAP are not recorded. Falconbridge may also enter into futures and forward contracts for the purchase or sale of commodities not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur.

Interest Rate Management

        Falconbridge may enter into interest-rate swap agreements, including foreign exchange cross currency swaps, to modify the interest characteristics of its outstanding debt. The differential to be paid or received, for interest rate swaps for which we receive hedge accounting, is accrued and recognized as an adjustment to interest expense related to the debt. A summary of these positions as at March 31, 2006 is tabled below.

Interest rate swaps (notional principal amount in $ millions)	Total
Maturity (2006)	325
Maturity (2008)(1)	136
Maturity (2011)	300
Maturity (2012)	350
Maturity (2015)	500
Fair value(2)	45

(1)
Includes a cross-currency interest rate swap designated as a hedge of a Canadian dollar debenture. The total fair value of this instrument at March 31, 2006 was $46 million of which $39 million related to the currency component of the swap and $7 million related to the interest component.

(2)
Includes the fair value of $39 million related to the currency component of the cross currency interest rate swap discussed in Note 1 above.

Counterparty Risk

        Foreign currency and interest rate swap contracts are maintained with counterparties with at least an "A" rating or better by a recognized national credit rating agency. As a result, Falconbridge does not anticipate that any counterparties will fail to meet its obligation. If any outstanding foreign exchange or interest rate swap is terminated prior to maturity, then the contract would be settled at the fair value at the time.

OTHER

        The Corporation has suspended its Dividend Re-Investment Plan as under the terms of the Support Agreement between Inco and Falconbridge the Corporation is not permitted to issue any additional shares (other than in respect of existing options and other convertible securities), and. Common shareholders will continue to receive their dividends in cash.

Shareholder Rights Plan

        On March 21, 2006, the Company enacted a new shareholder rights plan, designed to prevent a creeping takeover of the Company and preserve its ability to obtain the best value for all shareholders. The rights plan will not prevent an offer made to all shareholders for all of their shares.

SHARES OUTSTANDING AND DECLARED DIVIDENDS

Shares Outstanding (as at April 24, 2006)

Name of new Falconbridge Security	Trading Symbol	Shares Outstanding
Common Shares(1)	FAL.LV, FAL	372,385,672
Preferred Shares, Series 1	N/A	89,835
Preferred Shares, Series 2	FAL.PR.A	4,787,283
Preferred Shares, Series 3	FAL.PR.B	3,122,882
Preferred Shares, Series F	FAL.PR.F	3,246,057
Preferred Shares, Series G	FAL.PR.G	8,753,943
Preferred Shares, Series H	FAL.PR.H	6,000,000
Junior Preference Shares, Series 1(2)	FAL.PR.X	11,999,899
Junior Preference Shares, Series 2(2)	FAL.PR.Y	11,999,899
Junior Preference Shares, Series 3(2)	FAL.PR.Z	5,999,903

(1)
Falconbridge common shares trade on the Toronto and New York Stock Exchanges under the symbols FAL.LV and FAL, respectively. Falconbridge common shares also trade in U.S. dollars on the Toronto Stock Exchange under the symbol FAL.LV.U.

(2)
The Company has given notice that 8,000,000 junior preference shares, series 1(FAL.PR.X), 8,000,000 junior preference shares, series 2 (FAL.PR.Y) and 4,000,000 junior preference shares, series 3 (FAL.PR.Z) will be redeemed on April 26, 2006.

Declared Dividends

        The following dividends have been declared:

Name of Falconbridge Security	Trading Symbol	Dividend Amount Per Share	Record Date	Payable Date
Common Shares	FAL.LV	Cdn$0.12	May 31, 2006	June 15, 2006
Preferred Shares, Series 1	N/A	Cdn$0.02	May 15, 2006	June 1, 2006
Preferred Shares, Series 2	FAL.PR.A	Floating rate	May 31, 2006	June 12, 2006
		Floating rate	June 30, 2006	July 12, 2006
		Floating rate	July 31, 2006	August 12, 2006
Preferred Shares, Series 3	FAL.PR.B	Cdn$0.2863	May 15, 2006	June 1, 2006
Preferred Shares, Series F	FAL.PR.F	Floating rate	May 31, 2006	June 12, 2006
		Floating rate	June 30, 2006	July 12, 2006
		Floating rate	July 31, 2006	August 12, 2006
Preferred Shares, Series G	FAL.PR.G	Cdn$0.38125	July 15, 2006	August 1, 2006
Preferred Shares, Series H	FAL.PR.H	Cdn$0.40625	June 15, 2006	June 30, 2006
Junior Preference Shares, Series 1	FAL.PR.X	US$0.375	June 15, 2006	June 30, 2006
Junior Preference Shares, Series 2	FAL.PR.Y	US$0.3906	June 15, 2006	June 30, 2006
Junior Preference Shares, Series 3	FAL.PR.Z	US$0.4063	June 15, 2006	June 30, 2006

        Additional information relating to Falconbridge, including Falconbridge's Annual Information Form, is on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Note: All dollar amounts are expressed in U.S. dollars unless otherwise noted. Condensed consolidated financial statements are attached.

FORWARD-LOOKING INFORMATION

Certain statements contained in this Management Discussion and Analysis are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning (i) our assessment of the outlook for metal markets in 2006, (ii) Inco's offer to acquire all of the common shares of Falconbridge Limited and the benefits of such combination, (iii) our future financial requirements and funding of those requirements, (iv) our expectations with respect to our development projects, (v) our production forecast for 2006 and (vi) our dividend schedule. Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Management Discussion and Analysis. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the timing, steps to be taken and completion of Inco's offer to acquire all of our common shares, the ability to successfully compete against global metals and mining and exploration companies by creating through such a combination an enterprise of increased scale; strong demand for nickel, copper and other metals in emerging markets such as China; approximately $350 million per annum in pre-tax operating and other synergies and cost savings, and other benefits being realized based on the achievement of operational efficiencies from restructuring, integration and other initiatives relating to the combination of Falconbridge and Inco; the approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies being obtained in a timely manner; divestitures required by regulatory agencies being acceptable and completed in a timely manner; there being limited costs, difficulties or delays related to the integration of the Falconbridge's operations with those of Inco; the timely completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions generally; exchange rates, energy and other anticipated and unanticipated costs and pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, nickel, copper, aluminum, zinc and other primary metals products and other metal products Inco and Falconbridge produce; the timing of the receipt of remaining regulatory and governmental approvals for the development projects and other operations; the continued availability of financing on appropriate terms for development projects; Falconbridge's costs of production and production and productivity levels, as well as those of its competitors; market competition; mining, processing, exploration and research and development activities; the accuracy of ore/mineral reserve estimates; premiums realized over LME cash and other benchmark prices; tax benefits/charges; the resolution of environmental and other proceedings and the impact on the combined company of various environmental regulations and initiatives; assumptions concerning political and economic stability in countries or locations in which Falconbridge operates or otherwise and the ability to continue to pay quarterly cash dividends in such amounts as Falconbridge's Board of Directors may determine in light of other uses for such funds and other factors.

Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond the Company's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to consult such filings.    While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this Management Discussion and Analysis. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge and the combination of Inco and Falconbridge.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.